UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SYNACOR, INC.

(Name of Subject Company)

SYNACOR, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Common Stock)

Timothy J. Heasley

Chief Financial Officer

Synacor, Inc.

40 La Riviere Drive, Suite 300

Buffalo, NY 14202

(Address of registrant’s principal executive office)

(716) 853-1362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert J. Olivieri, Esq.

Craig M. Fischer, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York 14202

(716) 856-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Synacor, Inc., a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2021 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) made by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share, payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 2021, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent, Purchaser, SY Holding Corporation and Centre Lane Partners V, L.P. with the SEC on March 3, 2021.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the text under Item 8(f) of the Schedule 14D-9 with the heading entitled “Legal Proceedings” in its entirety and replacing it with the following:

“On March 9 and March 10, 2021, respectively, complaints captioned Cave v. Synacor, Inc., et al., Case No. 1:21-cv-02037 (the “Cave Complaint”), and Delgado v. Synacor, Inc., et al., Case No. 1:21-cv-02054 (the “Delgado Complaint” and together with the Cave Complaint, the “Complaints”) were each filed in the United States District Court for the Southern District of New York against the Company and each member of the Company Board. Each of the Complaints was brought on behalf of a purported stockholder of the Company.

Each of the Complaints generally alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder and asserts common law claims of breach of fiduciary duty against members of the Company Board, and, in the case of the Cave Complaint, claims of aiding and abetting a breach of fiduciary duty against the Company. In particular, each of the Complaints generally allege that the Schedule 14D-9 contains materially misleading and incomplete information concerning: (i) the background and process leading up to the Offer and the Merger, including, with respect to the Cave Complaint, certain conflicts of interest involving management; (ii) the Company’s financial projections; and (iii) the fairness opinion and financial analyses performed by Canaccord Genuity. The Cave Complaint also alleges that the members of the Company Board breached their fiduciary duties of care, loyalty and good faith owed to the plaintiff in connection with the Offer and the Merger. The Delgado Complaint also alleges that the members of the Company Board breached their fiduciary duties of candor and disclosure owed to the plaintiff with respect to the disclosures included in or omitted from the Schedule 14D-9.

The Cave Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with the Offer and the Merger; (ii) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (iii) to declare that the Merger Agreement was agreed to in breach of the Company Board’s fiduciary duties and is therefore unlawful and unenforceable; (iv) to direct the members of the Company Board to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for the Company and obtain a transaction which is in the best interests of Company and the plaintiff as a purported Company stockholder; (v) to direct the Company and the Company Board to account to plaintiff for damages sustained; and (vi) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Delgado Complaint seeks, among other things: (i) to enjoin the defendants from proceeding with the Offer unless the Company discloses additional information discussed in the Delgado Complaint; (ii) to direct the Company and the Company Board to account to plaintiff for damages sustained; and (iii) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees.

The Company believes that each of the Complaints is wholly without merit.

Additional legal proceedings arising out of, or relating to, the Offer or the Merger may be filed in the future.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021	SYNACOR, INC.

	By:	/s/ Timothy J. Heasley
	Name:	Timothy J. Heasley
	Title:	Chief Financial Officer